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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

ACRODYNE COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

00500E-10-4

(CUSIP Number)

Sinclair Broadcast Group, Inc.

c/o David D. Smith, President and CEO

10706 Beaver Dam Road

Cockeysville, Maryland 21030

(410) 568-1500

with copies to:

Roger J. Patterson, Esquire

Wilmer, Cutler & Pickering

2445 M Street, N.W.

Washington, D.C. 20037

     (202) 663-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00500E-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SINCLAIR BROADCAST GROUP, INC. 52-1494660

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,058,101

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,058,101

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,058,101

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 82.43%

14.	Type of Reporting Person (See Instructions) CO

                Capitalized terms not otherwise defined in this amendment shall have the meanings given to them in the original filing of this Schedule 13D.

Item 1.    Security  and Issuer.

                Item 1 is amended and restated as follows:

                This Schedule 13D/A relates to shares of common stock (the “Shares”) $.01 par value per share of Acrodyne Communications, Inc. (“Acrodyne,” or the “Issuer”).  The principal executives of the Issuer are located at 200 Schell Lane

Phoenixville, PA 19460.

Item 2.    Identity and Background.

                Item 2 is amended and restated as follows:

                This Schedule 13D/A is filed by Sinclair Broadcast Group, Inc., a Maryland corporation (“Sinclair”).  Sinclair is a publicly-held diversified broadcasting company (NASDAQ symbol: SBGI) that owns, provides programming and operating services pursuant to local marketing agreements or provides sales services pursuant to outsourcing agreements to a number of television stations in markets across the United States.  Sinclair’s principal executive offices are located at 10706 Beaver Dam Road, Cockeysville, Maryland 21030.

                (a-c)  Following are the names, business addresses and principal occupations of the executive officers and directors of Sinclair.

NAME	ADDRESS	PRINCIPAL OCCUPATION

(1) David D. Smith	10706 Beaver Dam Road	President, Chief Executive Officer and
	Cockeysville, Maryland 21030	Chairman of the Board of Sinclair

(2) Frederick G. Smith	10706 Beaver Dam Road	Vice President and Director of Sinclair
Cockeysville, Maryland 21030

(3) J. Duncan Smith	10706 Beaver Dam Road	Vice President, Secretary and Director
	Cockeysville, Maryland 21030	of Sinclair

(4) David B. Amy	10706 Beaver Dam Road	Executive Vice President and Chief
	Cockeysville, Maryland 21030	Financial Officer of Sinclair

(5) Barry M. Faber	10706 Beaver Dam Road	Vice President and General Counsel
	Cockeysville, Maryland 21030	of Sinclair

(6) Steven M. Marks	10706 Beaver Dam Road	Chief Operating Officer/Television of Sinclair
Cockeysville, Maryland 21030

(7) Lawrence E. McCanna	1818 Charles Center South	Partner, Gross, Mendelsohn & Associates,
	36 S. Charles Street	P.A.
Baltimore, Maryland 21202

(8) Basil A. Thomas	100 Light Street, Suite 1100	Of Counsel, Thomas & Libowitz, P.A.
Baltimore, Maryland 21202

(9) Robert E. Smith	10706 Beaver Dam Road	Director of Sinclair
Cockeysville, Maryland 21030

(10) Daniel C. Keith	102 West Pennsylvania Avenue	President and Founder, Cavanaugh Group,
	Suite 105	Inc.
Towson, Maryland 21204

(11) Martin R. Leader	1318 Round Oak Court	Retired
McLean, Virginia 22101

                (d)  None of the persons identified in (1) through (11) on the above table has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors).

                (e)  None of the persons identified in (1) through (11) on the above table has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)  Each of the persons identified in (1) through (11) on the above table is a U.S. citizen.

Item 3.    Source and Amount of Funds.

                Item 3 is amended and restated as follows:

                On January 8, 2003, in consideration for the issuance by Acrodyne of 20,350,000 Shares, Sinclair (a) forgave all indebtedness, receivables and accrued and unpaid principal and interest with respect to certain loans from Sinclair to Acrodyne in the aggregate amount of $9,013,264.34; (b) assigned all intellectual property rights relating to certain transmitter technology previously licensed by Acrodyne to Sinclair and terminated and waived any current or future claims in any manner related thereto; (c) terminated 8,644,225 warrants to acquire common stock of Acrodyne and relinquished all rights to acquire common stock of Acrodyne thereunder; (d) invested $1 million in cash from working capital in Acrodyne; and (e) amended the Guaranty and Lease Compensation Agreement, dated September 16, 1999, between Acrodyne and Sinclair to provide that the payments due Sinclair thereunder on November 19, 2002, 2003, 2004, and 2005 shall be paid in cash (rather than in Acrodyne common stock), and thereafter can, at Acrodyne’s option, be paid in either cash or Acrodyne common stock.

Item 4.    Purpose of Transaction.

                Item 4 is amended and restated as follows:

                Sinclair has purchased the common stock of Acrodyne as part of a strategic investment arrangement and for the purpose of exercising control of Acrodyne, to the extent that ownership of 82.43% of the common stock of Acrodyne and the arrangements described herein constitute control of Acrodyne.  Sinclair will evaluate its investment in Acrodyne from time to time to determine whether to continue to hold its interest, to acquire the remaining interests or otherwise combine its business with that of Acrodyne, or to sell all or part of its interest in Acrodyne either by itself or as part of a transaction in which all of the assets of or equity interest in Acrodyne would be sold to another party.

                As of the date hereof, the Board of Directors consists of a total of six directors.  Sinclair’s voting rights in connection with its substantial common stock ownership effectively give Sinclair the power to elect all six directors.

                Nat S. Ostroff, Vice President for New Technology at Sinclair Broadcast Group, is Chairman of the Board of Directors, President and Chief Executive Officer of Acrodyne.  The management committee that has been designated to conduct the day-to-day management of the company currently consists of Mr. Ostroff, Andrew Whiteside, Robert Woodruff and John Strzelecki.

                The transaction reported on this Schedule 13D/A may impede the acquisition of control of Acrodyne by a third party for a number of reasons.  Sinclair beneficially owns 82.43% of the common stock of Acrodyne.  These holdings render any takeover of Acrodyne by a third party without the prior consent of Sinclair impractical.

                Except as described above, Sinclair has no plan that relates to or would result in any of the following:

                (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                (e) Any material change in the present capitalization or dividend policy of the Issuer;

                (f) Any other material change in the Issuer’s business or corporate structure;

                (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                (i) A class of equity securities of the Issuer becoming eligible for termination pursuant to Section 12(g)(4) of the Act; or

                (j) Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

                Item 5 is amended and restated as follows:

                (a)  Sinclair is the beneficial owner of 24,058,101 shares of common stock of the Issuer, representing approximately 82.43% of the issued and outstanding common stock of the Issuer.

                (b)  Sinclair has the sole power to vote the Shares and the sole right to dispose of the Shares.

                (c)  Except for the acquisition described in Item 3,  Sinclair has not effected any transactions in the common stock of Acrodyne during the sixty days preceding the date of this Schedule 13D/A. Sinclair and Acrodyne negotiated the terms of the transaction described in Item 3 during the summer and fall of 2002, and signed the definitive documentation for the transaction on January 8, 2003, and closed the transaction on January 8, 2003, effective as of January 1, 2003, after obtaining the approval of the Acrodyne shareholders at a special meeting held in Cockeysville, Maryland on December 18, 2002.

                (d) – (e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                Item 6 is amended and restated as follows:

                Pursuant to the Subscription Agreement, effective as of January 1, 2003, between Sinclair and Acrodyne (see Item 7), the parties agreed to terminate the Investor Warrants, the Anti-Dilution Warrants, and the Bonus Warrants issued by Acrodyne pursuant to the Subscription Agreement dated November 23, 1998 between Sinclair and Acrodyne.  Sinclair agreed to relinquish all rights to acquire common stock of Acrodyne thereunder.

                Under the Subscription Agreement, Acrodyne is required to register the sale by Sinclair of Sinclair’s Shares.  Sinclair may assign its registration rights to a transferee of its Shares, provided the transferee is an accredited investor that agrees to be bound by the terms of the Subscription Agreement, and certain other conditions are fulfilled.

                As referenced in Item 3, Sinclair and Acrodyne entered into an Amendment of Guaranty and Lease Compensation Agreement, effective as of January 1, 2003 (see Item 7), which provides that the payments due Sinclair under the Guaranty and Lease Compensation Agreement on November 19, 2002, 2003, 2004, and 2005 shall be paid in cash (rather than in Acrodyne common stock), and thereafter can, at Acrodyne’s option, be paid in either cash or Acrodyne common stock.

                Under an Investment Agreement among Sinclair, A. Robert Mancuso, and Acrodyne dated January 27, 1999, Sinclair and Mr. Mancuso had agreed to vote their shares to elect the directors nominated by each of them, and each granted an irrevocable proxy to the other to ensure this agreement was implemented.  The proxies were to remain in effect until the termination of the Investment Agreement, which was to remain in effect for so long as Sinclair owned at least 20% of the voting power of all shares of Acrodyne capital stock.  Sinclair and Mr. Mancuso were also restricted from voting their shares to remove the directors nominated solely by the other.  Other terms of the Investment Agreement were described in the original filing of this Schedule 13D.

                Although the Investment Agreement was not terminated before or by the Subscription Agreement, the Board of Directors of Acrodyne approved the acquisition by Sinclair of the 20,350,000 Shares referred to in Item 3 (and their corresponding 82.43% ownership).  Furthermore, Mr. Mancuso is no longer an officer, director or significant stockholder of Acrodyne.  Accordingly, Sinclair has effective control of Acrodyne to the extent of its 82.43% ownership, irrespective of the terms of the Investment Agreement.

Item 7.    Material to be Filed as Exhibits.

                (99.1)  Subscription Agreement, effective as of January 1, 2003, by and between Acrodyne Communications, Inc. and Sinclair Broadcast Group, Inc.

                (99.2)  Supplement to Subscription Agreement.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

                                                                                                   SIGNATURES

                After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.

SINCLAIR BROADCAST GROUP, INC.

By:	/s/ David R. Bochenek
David R. Bochenek
Chief Accounting Officer and Controller

Dated:  February 26, 2003